

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2012

Via E-mail
Thomas J. Baldwin
Chairman and Chief Executive Officer
ROI Acquisition Corp. II
601 Lexington Avenue, 51st Floor
New York, New York 10022

Re: ROI Acquisition Corp. II
Draft Registration Statement on Form S-1
Originally Submitted July 19, 2013
CIK No. 1581607

Dear Mr. Baldwin:

    We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please file your amended and restated articles of incorporation.

<u>Prospectus Cover Page</u>

3. Please revise to indicate whether or not the company will issue half shares of stock upon the exercise of a warrant, or whether a warrant holder would need to exercise both warrants to receive a whole share of stock at a price of $11.50 per share.

4. Please advise why the proceeds to the company before expenses would be $9.45, and not $9.50.

<u>Our Management Team, p. 2</u>

5. Please revise to include prominent disclosure cautioning potential investors against relying on the record of ROI Acquisition Corp's performance as indicative of the current registrant's future performance.

6. The extensive disclosure concerning your management team appears elsewhere in your prospectus, namely at pages 72 and 73. Please revise to shorten the disclosure concerning these individuals within the summary section of your prospectus.

7. Please revise to clarify whether the deferred underwriting commissions will be returned to investors who elect to redeem their shares.

<u>Because each warrant is exercisable for only one-half share of our common stock, the units may be worth less than units of other blank check companies, page 52</u>

8. Please revise to briefly explain how your unit structure will "alleviate the dilutive effect of the warrants and make us a more attractive merger partner for target businesses."

<u>Dilution, page 62</u>

9. Please revise to quantify the dilution to new investors if the underwriters fully exercise the over-allotment option.

<u>Initial Business Combination, page 73</u>

10. You state that each officer and director has existing fiduciary or contractual obligations to another entity with respect to business combination opportunities. Please revise to clarify the number of different entities and whether situations could arise in which business opportunities may be given to various other entities ahead of the company.

Management, page 100

11.   Please revise to include the disclosures under Item 401(e) of Regulation S-K concerning the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for ROI II.

Underwriting

12.   Please disclose any previous material investment banking and commercial dealings between the underwriters and the company or its affiliates.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Christie Wong, Staff Accountant, at (202) 551-3628, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Paul Fischer, Attorney-Advisor, at (202) 551-3415 or me at (202) 551-3810, with any other questions.

                                                Sincerely,

                                                /s/ Larry Spirgel

                                                Larry Spirgel
                                                Assistant Director

cc: Via E-mail
        Joel L. Rubenstein, Esq.
        McDermott Will & Emery LLP